UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70575

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Skypoint Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Glenlake Parkway NE Suite 1045
(No. and Street)

Atlanta	GA	30328
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William B. Portwood	404-317-4781	bportwood@skypointcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ascent CPA Group, LLC
(Name – if individual, state last, first, and middle name)

3372 Peachtree Road, NE Suite 115	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)
12/19/2017		6419	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Portwood _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Skypoint Capital Partners, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____ CFO

KPatel . Krish Patel
Notary Public

K PATEL
NOTARY
EXPIRES
GEORGIA
February 11, 2030
PUBLIC
COBB COUNTY

This filing** contains (check all applicable boxes):
- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SKYPOINT CAPITAL PARTNERS, LLC

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2025

SKYPOINT CAPITAL PARTNERS, LLC
TABLE OF CONTENTS



Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3372 Peachtree Road, NE - Suite 115
Atlanta, GA 30326
https://www.ascentcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Skypoint Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Skypoint Capital Partners, LLC as of December 31, 2025, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Skypoint Capital Partners, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Skypoint Capital Partners, LLC's management. Our responsibility is to express an opinion on Skypoint Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Skypoint Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Skypoint Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Skypoint Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ascent CPA Group, LLC

We have served as Skypoint Capital Partners, LLC's auditor since 2021.
Atlanta, Georgia
February 27, 2026

SKYPOINT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	436,906
Accounts receivable		1,136,609
Right of Use Asset		294,732
Rent Deposit		13,947
Property & equipment, net of accumulated depreciation of $13,392		23,615
TOTAL ASSETS	$	**1,905,809**

LIABILITIES & MEMBERS' EQUITY

Liabilities:

Accounts payable	$	12,255
Lease Liability	$	301,533
TOTAL LIABILITIES		313,788

Members' Equity

Additional paid-in capital		1,815,000
Retained earnings (accumulated deficit)		(222,979)
Total Members' Equity		1,592,021
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	**1,905,809**

SKYPOINT CAPITAL PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2025

Revenue:

Marketing fees	$	4,311,028
Interest		9,799
Total Revenue		4,320,827

Operating Expenses:

Advertising, marketing, & promotion	48,260
Bad Debt Expense	80,000
Bank service charges	1,708
Depreciation	5,261
Dues and subscriptions	93,204
Insurance	119,848
Office expenses	8,945
Regulatory Expenses	13,445
Rent/lease expenses	76,194
Payroll expenses	2,112,316
Professional fees	54,872
Taxes	179,288
Technology	5,203
Travel, meals & entertainment	19,519
Total Expenses	2,818,063
Net Ordinary Income	1,502,764
Net Income $	1,502,764

SKYPOINT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2025

Members' Equity - January 1, 2025	$	1,119,257
Distributions		(1,030,000)
Net Income		1,502,764
Members' Equity - December 31, 2025	$	1,592,021

SKYPOINT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2025

Cash flows from operating activities

Net Income	$	1,502,764
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,261
Amortization of right of use asset		5,053
Changes in operating assets and liabilities		
Accounts receivable		(43,825)
Accounts payable and accrued expenses		(61,866)
Lease Liability		1,749
Net cash provided by (used in) operating activities		1,409,136

Cash flows from investing activities

Furniture and Equipment	(25,710)
Rent Deposit	(13,947)
Net cash provided by (used in) investing activities	(39,657)

Cash flows from financing activities

Distributions	(1,030,000)
Net cash provided by (used in) financing activities	(1,030,000)
Net increase (decrease) in cash	339,479
Cash as of December 31, 2024	97,427
Cash as of December 31, 2025	$ 436,906

Supplemental disclosure of cash activities:

Interest paid	$	-
State income taxes paid	$	179,288

SKYPOINT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDING DECEMBER 31, 2025

The Company did not and has not had any subordinated liabilities.

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business

Skypoint Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a limited liability company organized under the laws of the State of Delaware.

The Company was approved as a broker-dealer on December 24, 2020 by the SEC and FINRA.

The Company is approved to conduct business in the wholesaling of mutual funds, exchange traded funds, separately managed accounts, and limited partnerships. The Company does not execute or clear securities transactions nor maintains any customer accounts nor holds any customer funds or securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, in reliance on footnote 74 to SEC Release Number 34-70073 dated July 30, 2013, the Company is exempt from Rule 15c3-3 as it does not hold customer funds or securities.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting, and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 and may from time to time be in excess of those limits. As of December 31, 2025, the Company maintained $436,906 in two bank accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable represent amounts that have been earned, in accordance with the terms of the Company's engagement letter with respective clients, that have not yet been collected. An allowance for credit losses is an estimate based on historical account write-off trends, facts about the current financial condition of the client, the age of past due accounts, forecasts of future operating results based on current trends, and macroeconomic factors. As of December 31, 2025, the Company considered 100% of the receivables to be collectible, therefore no allowance for non-collectability was necessary.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in United States' Generally Accepted Accounting Principles ("GAAP"). The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The majority of the Company's revenue during the year was derived from the wholesaling of mutual funds, exchange-traded funds, and separately managed accounts. Under these agreements, the advisers are the Company's customers, and the Company's performance obligation is to provide ongoing marketing, distribution, and investor support services, including using commercially reasonable efforts to market the funds to potential investors and support distribution relationships. This performance obligation is satisfied over time because the customer simultaneously receives and consumes the benefits of the services as they are performed, and revenue is recognized over the period in which these services are provided.

For most arrangements, consideration is based on a stated percentage of the adviser's net management fees or assets under management attributable to investors introduced or serviced by the Company. Compensation is calculated quarterly in arrears based on asset balances or management fees for the preceding quarter and is generally payable within 30 to 60 days after quarter end.

Because fees are based on asset balances and management fees that vary over time, the consideration is variable. The Company estimates variable consideration using available asset balances and management fee information and includes such amounts in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur. Revenue is recognized over the period in which the related services are performed, with any differences between estimated and actual amounts recognized in the period in which such differences are resolved.

Accounts receivable represents amounts due from customers for services performed and are recorded when the Company has an unconditional right to consideration, which is generally based on the Company's estimate of variable consideration to which it expects to be entitled. Accounts receivable from performing wholesaling services were $1,092,784 at January 1, 2025 and $1,136,609 at December 31, 2025.

Lease Accounting
On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The update aims to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. The Company adopted the standards on January 1, 2021. See Note 4 – Operating Lease.

Income Taxes
As a limited liability company taxed as a partnership, the Company does not incur income taxes. Instead, its earnings are included in the member's personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes. During the year ended December 31, 2025, the Company elected to pay state income taxes totaling $179,288 at the entity level on behalf of taxpayers.

Advertising
Advertising expenses are recognized as incurred. During the year ended December 31, 2025, the Company expensed advertising and marketing costs of approximately $48,260.

Fair Value
The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term nature of these financial instruments. The Company does not have any financial instruments measured at fair value on a recurring or nonrecurring basis as of December 31, 2025.

Property and Equipment
Property and equipment are recorded at acquisition cost less accumulated depreciation over the useful life of the asset in accordance with the guidance of FASB ASC 360. Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired

or otherwise disposed of, and the related allowance of depreciation are eliminated from the accounts and any resulting gain or loss is recognized.

Property and equipment recorded at cost as of December 31, 2025, consisted principally of furniture and fixtures, depreciated on a straight-line basis over a seven-year estimated useful lives.

Note 2 - Certain Significant Risks and Uncertainties

The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company might be subject to a variety of legal proceedings, including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations, audits, and requests for information by various governmental regulatory agencies and self-regulatory organizations in jurisdictions where the Company does business. During the year ending December 31, 2025, the Company was not subject to any lawsuits or arbitrations.

During the year ended December 31, 2025, four customers made up 100% of revenue with one customer making up approximately 78% and 74% of the Company's revenue and receivable, respectively.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $417,850, which was $412,850 in excess of its required net capital of $5,000. The Company's aggregate indebtedness requirement was $817.

Note 4 – Operating Lease

The Company leases office space under a noncancelable operating lease agreement for its principal office located in Atlanta, Georgia. The lease commenced on December 1, 2025 and has a term of fifty-two months.

At commencement, the Company recognized a right-of-use ("ROU") asset and a corresponding lease liability equal to the present value of the remaining lease payments. The lease does not provide an implicit rate; therefore, the Company uses its incremental borrowing rate to determine the present value of lease payments. The Company determined its incremental borrowing rate to be 7.00% based on the rate it would expect to incur to borrow, on a collateralized basis, over a similar term in a similar economic environment. The lease requires fixed monthly payments that escalate annually and are payable in advance. The operating lease right-of-use asset and related lease liabilities are presented separately in the accompanying balance sheet.

Lease expense for the year ended December 31, 2025 was recognized on a straight-line basis over the lease term and is included in operating expenses in the accompanying statement of operations.

Future minimum lease payments under the operating lease as of December 31, 2025 are as follows:

2026	$62,972
2027	86,422
2028	89,027
2029	91,706
2030	23,556
Total undiscounted lease payments	353,683
Less: imputed interest	(52,150)
Present value of lease liability	$301,533

Supplemental cash flow information related to leases was as follows for the year ended December 31, 2025:
Cash paid for amounts included in the measurement of operating lease liabilities: $0
Weighted-average remaining lease term: 4.25 years
Weighted-average discount rate: 7.00%

Note 5 - Subsequent Events

Management has evaluated the effect subsequent events would have on the financial statements of the Company at December 31, 2025 through February 27, 2026, which is the date the financials were available to be issued. The Company is disclosing that a cumulative distribution of $400,000 was made in February 2026.

Note 6 – Related Parties

The Company is related to Calydon Capital, LLC as two members of the Company are also owners of Calydon Capital, LLC. The two owners are not involved in the management of the Company. Calydon Capital, LLC is an investment adviser registered with the Securities and Exchange Commission who managed a separately managed account strategy that has been marketed by the Company as a wholesaler. Cumulative revenues earned by the Company from the related party for the year ended December 31, 2025 is $490,837, which represents 11% of total revenue of the Company. As of December 31, 2025, $148,609 is receivable from the related party.

Note 7 – Legal Matters

The Company is not the subject of litigation or any legal proceedings, including lawsuits or arbitrations, as of the date of issuance of these financial statements.

Note 8 – Contingent Liabilities

The Company is not aware of any matters or events for which the firm would need to post a contingent liability.

Note 9 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital , which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Statement of Income presents the segment revenue and expenses for the year ending December 31, 2025.

SKYPOINT CAPITAL PARTNERS, LLC
SCHEDULE I COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDING DECEMBER 31, 2025

Net Capital

Total Members' Equity	$	1,592,021
Less: Non-Allowable Assets	$	1,174,171
Net Capital	$	417,850

Computation of Basic Net Capital Requirements

Minimum Net Capital Required (6 2/3%) of Aggregate Indebtedness)	$	817
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Required	$	5,000
Excess Net Capital	$	412,850

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	12,255
Percent of Aggregate Indebtedness to Net Capital		2.93%

Reconciliation with FOCUS Report

Net Capital Computation	$	417,850
FOCUS llA Net Capital Computation	$	417,850
Difference	$	-

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2025 as filed by Skypoint Capital Partners, LLC on X-17a-5. Accordingly, no reconciliation is necessary.

SKYPOINT CAPITAL PARTNERS, LLC
SCHEDULE II COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is
not applicable for Skypoint Capital Partners, LLC at and for the year ended December 31, 2025.

SKYPOINT CAPITAL PARTNERS, LLC
SCHEDULE III INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is not applicable for Skypoint Capital Partners, LLC at and for the year ending December 31, 2025.

SKYPOINT CAPITAL PARTNERS, LLC
EXEMPTION REPORT

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to the wholesaling of mutual funds, separately managed accounts, exchange traded funds, and limited partnerships and the Company: 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; 2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, William B. Portwood, swear and affirm that, to the best knowledge and belief of the broker-dealer, this exemption report is true and accurate.

_____   2-27-26
William B. Portwood   Date
CFO



Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3372 Peachtree Road, NE - Suite 115
Atlanta, GA 30326
https://www.ascentcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Skypoint Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Skypoint Capital Partners, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the wholesaling of mutual funds, separately managed accounts, exchange traded funds, and limited partnerships. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Skypoint Capital Partners, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Skypoint Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ascent CPA Group, LLC

Atlanta, Georgia
February 27, 2026